Exhibit 12.1

Electronics For Imaging, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio of earnings to fixed charges)

	Years Ended December 31,
	2012	2013	2014	2015	2016
Income from continuing operations before income taxes	$35,023	$173,138	$42,087	$37,522	$39,382
Fixed charges:
Interest expense	709	3,406	5,859	17,364	17,716
Interest relating to rental expense (1)	1,912	2,024	2,039	2,530	2,924

Total fixed charges	2,621	5,430	7,898	19,894	20,640

Earnings available for fixed charges	$37,644	$178,568	$49,985	$57,416	$60,022

Ratio of earnings to fixed charges	14.36	32.89	6.33	2.89	2.91

(1)

The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, which was deemed to be all interest.